Jonathan Harwell	John M. Brittingham	Alix Coulter Cross	Jeffrey J. Miller
Lin S. Howard *	Susan V. Sidwell	Kris Kemp	J. David McDowell
Ernest E. Hyne II	John F. Blackwood	J. Greg Giffen	D. Matthew Foster
Craig V. Gabbert, Jr.	D. Alexander Fardon	Leslie B. Wilkinson, Jr.	Jacob A. Feldman
Mark Manner	Michael R. Hill	David P. Cañas	Renee M. Bacon
Glen Allen Civitts	David Cox	Tracy M. Lujan
Glenn B. Rose	Curtis Capeling	Jonathan Stanley
John N. Popham IV	Barbara D. Holmes	Kenneth S. Byrd	*Of Counsel

April 28, 2009
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Advocat Inc. Revised Preliminary Proxy Statement on Schedule 14A filed April 17, 2009 File No. 001-12996
Dear Ms. Duru:
     On behalf of our client, Advocat Inc. (the “Company”), this is written in response to your letter dated April 27, 2009 regarding the Company’s filing referenced above. Our responses are keyed to the comments in your letter. As requested in your letter, this letter is being filed on EDGAR.
Revised Preliminary Proxy Statement
SEC Comment
General
1.	Please fill in the blanks in the proxy statement. You may bracket information that is subject to change.
Company Response
The Company has filled in the blanks on page 2 of the proxy statement. There are no further blanks in the proxy statement. The revised language now states:
Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be $175,000 (exclusive of costs we would ordinarily expend in solicitation of proxies in the absence of an election contest and salaries and expenses of our officers, directors and employees). To date, approximately $33,000 has been

315 Deaderick Street, Suite 1800       Nashville, Tennessee 37238-1800
phone 615-256-0500       fax 615-251-1059       www.h3gm.com

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
April 28, 2009

incurred. The Company will conduct the solicitation by mail, personally, telephonically, through the Internet or by facsimile through its officers, directors and employees identified on Appendix A, none of whom will receive additional compensation for assisting with the solicitation. The Company may also solicit shareholders through press releases issued by the Company, advertisements in periodicals and postings on the Company’s website. Advocat has decided to engage D.F. King & Co., Inc. to assist in the solicitation of proxies on behalf of the Board of Directors. We expect to pay D.F. King a customary fee of approximately $50,000 to $100,000 for its assistance (which amount is included in the estimate above).
SEC Comment
2.	As you are aware, Bristol Investment Funds has filed a proxy statement and is soliciting in favor of its own alternative slate of directors in connection with this Annual Meeting. However, your revised proxy statement does not address the existence of the competing nominees and the solicitation being undertaken by Bristol. Please revise. Your amended disclosure should include a brief background discussion of the material contacts the company has had with Bristol Investment Fund, Ltd. as they relate to the current contested election. We note, for example, the letter dated March 17, 2009 addressed to Ms. Riddle from Bristol Investment Fund Ltd.
Company Response
The Company has revised the proxy statement by adding the following on page 3:
On March 17, 2009, the Company received a letter (the “Bristol Letter”) from Bristol Investment Fund Ltd. (“Bristol”) notifying the Company of its intent to nominate two (2) nominees for election to the Board of Directors of the Company at the 2009 annual meeting (the “Bristol Nominees”). Bristol has contacted management of the Company several times over the past few years to discuss the Company’s performance. In December 2007, Bristol made a shareholder proposal pursuant to Rule 14a-8 for the 2008 annual meeting, but failed to appear at that annual meeting to present the proposal. In addition, in April 2008, the Company received notice of Bristol’s intent to nominate two director nominees for the 2008 annual meeting, but Bristol later withdrew those nominees. Following receipt of the Bristol Letter in March 2009, the Chief Executive Officer and two other directors, including the chairman of the nominating committee, had telephone conversations with Paul Kessler of Bristol regarding his request to be added to the Board of Directors. On April 10, 2009, Bristol filed a preliminary proxy indicating that it would seek proxies for its nominees.

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
April 28, 2009

The Bristol Nominees are not endorsed by our Board of Directors. We urge stockholders NOT to vote any proxy card that you may receive from Bristol. Our Board of Directors urges you to vote FOR BOTH of our nominees for director: William R. Council, III and Richard M. Brame.

We are not responsible for the accuracy of any information provided by or relating to Bristol contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Bristol or any other statements that Bristol may otherwise make. Bristol will choose which shareholders receive their proxy solicitation materials.
SEC Comment
“Who is soliciting my proxy and who is paying the cost of solicitation...,” page 1
3.	You disclose that proxies will be solicited by mail, telephonically, via the Internet, fax and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Company Response
The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.
SEC Comment
4.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which websites you plan to utilize.
Company Response
The Company does not intend to solicit proxies via Internet chat rooms.
SEC Comment
“Can I vote on other matters or submit a proposal to be considered at the meeting...” page 3
5.	You make reference to notice provided by a “certain shareholder” as to the shareholder’s intent to contest the election of directors. Revise to identify Bristol Investment Fund Ltd.

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
April 28, 2009

Company Response
The Company has revised the disclosure to identify Bristol Investment Fund Ltd. with the following additional language:
The Company has not received timely notice of any other shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 to be considered at the annual meeting. Shareholders may submit matters for a vote without inclusion in this proxy statement only in accordance with Rule 14a-4(c) or the Company’s bylaws. The Board of Directors has received notice from Bristol that it may solicit proxies for an alternate slate of directors. In that event, you may receive a separate proxy solicitation from Bristol. OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL OF THE BOARD’S NOMINEES ON THE ENCLOSED PROXY CARD AND URGES YOU NOT TO SIGN OR RETURN ANY PROXY CARD SENT TO YOU BY BRISTOL.
SEC Comment
6.	You disclose that “if any other matters are considered at the meeting and you vote to authorize the proxies to vote in their discretion..., [they] will have discretion to vote as they think best on such matters, in each case to the extent permitted under the Federal Securities Laws...” In addition, we note that you have included on the proxy card a space by which shareholders can grant you “blanket” authority to act “in your discretion... upon such other matters as may properly come before the meeting.” Rule 14a-4(c) sets forth the parameters upon which the registrant as proxy holder may exercise discretionary authority with respect to matters not known within specified time limits before the meeting. Rule 14a-4(a)(3) requires the form of proxy to allow a specific vote upon each separate matter to be acted upon. Please revise the disclosure here and on the form of proxy, consistent with the limits set forth in Rule 14a-4(a) and (c).
Company Response
The Company will not use discretionary authority granted by any proxy except as specifically allowed by Rule 14a-4(c). To make this clear, the Company will replace the last two sentences

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
April 28, 2009

in the first paragraph following the question “Can I vote on other matters or submit a proposal to be considered at the meeting?” with the following:
The Company does not intend to present any other business at the annual meeting and does not know of any other business intended to be presented other than as discussed or referred to in this proxy statement (the date specified in the Company’s bylaws for advance notice of proposals by stockholders has passed). If any other matters properly come before the annual meeting, the persons named in the accompanying proxy card will vote the shares represented by the proxy in the manner as the Board of Directors may recommend, or in their discretion.
The Company has also revised the statement in your Comment No. 6 as follows:
If any other matters are properly considered at the meeting, Mr. Council and Mr. Riddle will vote as recommended by the Board of Directors on such matters, or if the Board does not give a recommendation, Mr. Council and Mr. Riddle will have discretion to vote as they think best on such matters, in each case to the extent permitted under the Federal Securities Laws.
In addition, the Company will remove the option to vote in favor of discretion on its form of proxy card, and instead include the language “In their discretion, the proxies are also authorized to vote upon such other matters as may properly come before the meeting, and at any adjournment or postponement thereof.”
SEC Comment
“Will my shares be voted if I do not sign and return my proxy form...” page 4
7.	Given that the election of directors is contested, it is not apparent how brokers who have not been provided with instructions on how to vote have the authority to vote the shares of a shareholder for the election of directors “as they think best.” Please revise or advise.
Company Response
The Company has revised its disclosure on page 4 as follows:
If your shares are registered in your name and you do not return your proxy form or do not vote in person at the annual meeting, your shares will not be voted. If your shares are held in street name and you do not submit voting instructions to your broker, your broker may vote your

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
April 28, 2009

shares for you. Brokers normally have discretion to vote on routine matters, such as uncontested director elections, but not on non-routine matters, such as contested director elections or stockholder proposals. If Bristol solicits proxies for the election of directors at the annual meeting, the election of directors at the annual meeting will be considered contested, and your broker will not vote your street name shares without instructions.
SEC Comment
“What happens if a nominee refuses or is unable to stand for elections...,” page 7
8.	We note that you have reserved the right to vote for replacement nominees. Please revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.
Company Response
We note Rule 14a-4(d)(1), but we understand this rule to prohibit a proxy that has not named any bona fide nominee for an office from granting authority to vote for the election of a person to that office. The Company’s proxy has named two bona fide nominees, so we believe that Rule 14a-4(d)(1) is not applicable. Rule 14a-4(c)(5) specifically authorizes a proxy to confer discretionary authority for the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.
SEC Comment
Form of Proxy Card
9.	You include a “blanket” item on the form of proxy, where you solicit authority to act upon any other business as may properly come before the meeting. However, since you must specifically describe how the proxy will be voted and provide all of the information required by Schedule 14A (other than those matters for which Rule 14a-4(c) confers discretionary authority to act), this may be inappropriate. See Rule 14a-4(a)(3). While you may seek explicit authority to vote to adjourn the meeting to solicit additional proxies, it appears the authority you seek is broader. Please advise or revise.
Company Response
The proxy card has been revised in response to this comment as noted in the response to Comment No. 6.

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
April 28, 2009

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Advocat is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 251-1083 or L. Glynn Riddle, Advocat’s Chief Financial Officer at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.
/s/ Susan V. Sidwell
Susan V. Sidwell
SVS/led